April 22, 2021	Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas vedderprice.com W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

Sonny Oh

Division of Investment Management

Office of Insurance Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Metropolitan Life Insurance Company Post-Effective Amendment No. 8 filed February 26, 2021 (File No. 333-190296)

Dear Mr. Oh:

On February 26, 2021, Metropolitan Life Insurance Company (“MLIC”) and its separate account, Metropolitan Life Separate Account E (“Separate Account E” or the “Registrant”), filed Post-Effective Amendment No. 8 (File No. 333-190296) (the “Amendment”) relating to the registration statement on Form N-4 for its Gold Track Select Variable Annuity Contract (the “Contracts”). On behalf of MLIC and Separate Account E, we are responding to the comments to the Amendment that you provided to us orally on April 12, 2021.

For ease of reference, each of the Staff’s comments is set forth in the grid below, followed by MLIC’s response. Page references are to the Amendment. To the extent that MLIC’s responses herein refer to proposed disclosure revisions, such changes will be reflected in an amendment to the registration statement filed pursuant to paragraph (b) of Rule 485, which will also reflect final disclosure revisions (which may include additional editorial and stylistic changes) and required exhibits.

Comment #	Document Location	SEC Comment	Registrant Response
1.	Facing Sheet	Please note that you no longer need to include the Title of Securities Being Registered on the Facing Sheet.	The Registrant acknowledges that the Title of Securities Being Registered is no longer required, but believes that it provides useful disclosure.
2.	General	Where a comment is made with respect to disclosure in one location, please ensure that it is carried over to other similar disclosure in the prospectus.	Registrant will ensure that all comments are carried over to other similar disclosure in the prospectus and to the ISP, as applicable.

1401 I Street NW, Suite 1100 | Washington, DC 20005 | T +1 202 312 3320 | F +1 202 312 3322

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

Sonny Oh

April 22, 2021

Please also carry over all applicable comments to the ISP.
3.	General	Please make sure that the contract name on the cover page of the Prospectus, SAI and ISP matches the Contract’s EDGAR identifier.	Registrant will ensure that the contract name on the cover page of the Prospectus, SAI and ISP matches the Contract’s EDGAR identifier.
4.	Cover Page	Please disclose in the first paragraph whether the Contracts are individual and/or group contracts.	The Registrant will make the requested change.
5.	Cover Page	Please revise the parenthetical in the first sentence of the second paragraph to make the disclosure more clear.	The Registrant will make the requested change.
6.	Cover Page	Please delete the third, fourth and fifth paragraphs on the cover page.	The Registrant will make the requested change.
7.	Cover Page	Add “If you are a new investor in the Contract” to begin the paragraph discussing the free look period on the cover page.	The Registrant will make the requested change.
8.	Cover Page	Please provide a phone number or other contact information for the Administrative Office.	The Registrant will make the requested change.
9.	Table of Contents	Please consider replacing “Additional Information About Fees” with “Fee Table.”	The Registrant will make the requested change.
10.	Glossary (Page 6)	In the Glossary or in the body of the prospectus, please elaborate and provide more detail on “Good Order,” especially on what is permitted by telephone or Internet.	The Registrant will make the requested change.
11.	Glossary (Page 7)	The term “Underlying Fund” is included in the Glossary, but the term “Portfolio” and “Portfolio Companies” are also used in the Prospectus. Please ensure that defined terms are used consistently.	The Registrant will clarify the use of “Underlying Fund” and “Portfolio Companies.”

Sonny Oh

April 22, 2021

12.	Key Information Table (Page 9)	Under “Charges for Early Withdrawals” and “Ongoing Fees and Expenses,” please replace the reference to a “contingent deferred sales charge” with a reference to a “surrender charge.”	The Registrant will make the requested change.
13.	Key Information Table (Page 9)	In the “Location in Prospectus” column, please be sure to direct the reader to a sub-caption, if possible.	The Registrant will provide a sub-caption in the “Location in Prospectus” column, where possible.
14.	Key Information Table (Page 9)	Please verify that the second sentence in the description of “Charges for Early Withdrawals” is correct. Please note that we did not see corresponding Prospectus disclosure that supports the statement.	The Registrant will delete the disclosure as it does not apply.
15.	Key Information Table (Page 9)	In the “Ongoing Fees and Expenses” table, please move the minimum column to appear to the left of the maximum column, and move “Base Contract” to appear above “Investment options.”	The Registrant will make the requested change.
16.	Key Information Table (Page 9)	Please confirm that the 0% fee in the minimum column for “Base Contract” is accurate.	The Registrant will make the requested change.
17.	Key Information Table (Page 9)	Please confirm that the charge for the Base Contract includes the administrative fee.	The Registrant confirms the Base Contract includes the administrative fee.
18.	Key Information Table (Page 9)	Please consider combining footnotes 2 and 3 into a single footnote.	The Registrant will make the requested change.
19.	Key Information Table (Page 9)	Under “Highest Annual Cost Estimate” please remove the assumption regarding “optional benefits” and add a bullet stating “no optional benefits available.”	The Registrant will make the requested change.

Sonny Oh

April 22, 2021

20.	Key Information Table (Page 10)	Please add the phrase “including loss of principal” to the sentence explaining “Risk of Loss.”	The Registrant will make the requested change.
21.	Key Information Table (Page 10)	In “Not a Short-Term Investment” please delete “and” from the second bullet.	The Registrant will make the requested change.
22.	Overview of the Contract (Page 11)	Please delete the second two paragraphs under “Purpose of the Contract,” and replace with a description of for whom the Contract may be appropriate, including time horizons and liquidity needs.	The Registrant will make the requested change.
23.	Overview of the Contract (Page 12)	Please delete the reference to the “guaranteed minimum death benefit” in the second paragraph on page 12, as this option is not available.	The Registrant will make the requested change.
24.	Overview of the Contract (Page 12)	Under “Contract Features,” please delete the following sentence: “We administer loan programs made available through Plans or group arrangements on an account reduction basis for certain Contracts.”	The Registrant will make the requested change.
25.	Overview of the Contract (Page 13)	Please consider moving the information under “Death Benefits” to be included under “Contract Features” on page 12.	The Registrant will make the requested change.
26.	Overview of the Contract (Page 13)	Please delete the second paragraph under “Additional Features and Cost Averaging.”	The Registrant will make the requested change.
27.	Overview of the Contract (Page 13)	Please include a brief description of the variable liquidity benefit and automatic rebalancing under “Additional Features and Dollar Cost Averaging.”	The Registrant will make the requested change.
28.	Overview of the Contract (Page 13)	In the final paragraph under “Additional Features and Dollar	The Registrant will make the requested change.

Sonny Oh

April 22, 2021

Cost Averaging,” please end the second sentence by stating subject to limitations and delete the third sentence.
29.	Overview of the Contract (Page 13)	Please delete “Making Withdrawals: Accessing the Money in Your Contract” and the related disclosure on pages 13-14.	The Registrant will make the requested change.
30.	Fee Tables (Page 15)	Please break off the lead-in paragraph to “Transaction Expenses” before the sentence that begins “The first table describes.”	The Registrant will make the requested change.
31.	Fee Tables (Page 15)	Please confirm the accuracy of footnote 1. If this statement is accurate, you should not be listing charges that only occur during the annuity phase.	The Registrant has modified the footnote.
32.	Fee Tables (Page 15)	Please change the font size of the table in footnote 1 so that it is clear that it is not part of the Transaction Expenses table.	The Registrant will make the requested change.
33.	Fee Tables (Page 15)	In footnote 2, please consider disclosing that the fee is only imposed after the first twelve transfers.	The Registrant will make the requested change.
34.	Fee Tables (Page 15)	Please add a footnote to “Base Contract Expenses” explaining how the base contract expenses apply to allocated in comparison to unallocated Contracts.	The Registrant has deleted the language that refers to allocated contracts for the Base Contract Expense. The reference was a typographical error and there is no difference in the Base Contract Expense between allocated and unallocated contracts.
35.	Fee Tables (Page 15)	Please move the lead-in discussing annual portfolio company expenses so that it precedes the heading “Annual Portfolio Company Expenses.”	The Registrant will make the requested change.

Sonny Oh

April 22, 2021

36.	Fee Tables (Page 16)	Please delete the following parentheticals from the lead-in to the Example: “(described in the first table),” “(described in the second table)” and “(described in the third table).”
37.	Fee Tables (Page 16)	Please delete the final sentence of the first paragraph of the lead-in to the Example.	The Registrant will make the requested change.
38.	Fee Tables (Page 16)	In the second paragraph of the lead-in to the Example, please clarify what is shown in the example (i.e., explain what the row labeled “minimum” is showing).	The Registrant will make the requested change.
39.	Principal Risks of an Investment in the Contract (Page 17)	In “Taxation Risk,” please replace “an investor should consult its own tax advisor” with “an investor should consult their own tax advisor.”	The Registrant will make the requested change.
40.	The Annuity Contract (Page 19)	Please consider including the terms “Allocated Contracts” and “Unallocated Contract,” in the Glossary.	The Registrant will make the requested change.
41.	The Divisions of the Portfolio Companies (Page 22)	Please add the disclosure required by Item 6(c) of Form N-4 to page 22.	The Registrant will make the requested change.
42.	Charges and Deductions	Please ensure that you are providing current charges for all charges included in the Charges and Deductions section.	The Registrant confirms that current charges will be provided in the Charges and Deductions section.
43.	Surrender Charge (Page 24)	Please disclosure the consideration provided in exchange for the surrender charge. Please also disclosure the consideration provided for other applicable charges.

The Registrant will make the requested change with respect to the surrender charge.

The disclosures in the introductory paragraph of “Charges and Deductions—General” and bullet points that follow lists the services and benefits provided in exchange for the charges described.

Sonny Oh

April 22, 2021

44.	Underlying Fund Expenses (Page 26)	Please revise “Underlying Fund Expenses” to address the disclosure required by Item 7(c) of Form N-14.	The Registrant will make the requested change.
45.	Variable Liquidity Benefit Charge (Page 26)	Please correct the cross reference that appears immediately below the table for the Variable Liquidity Benefit Charge, as the referenced section does not include information about the benefit.	The Registrant will make the requested change.
46.	Benefits Available Under the Contract (Page 33)

For Dollar Cost Averaging, Automatic Rebalancing and Systematic Withdrawal Option, please state that the benefit is standard under the column “Is Benefit Standard or Optional?”

Please ensure that all similar benefits are grouped together in the table.

The Registrant will make the requested changes.
47.	Benefits Available Under the Contract (Page 33)	Please remove the information describing restrictions/limitations for Dollar Cost Averaging, and replace with information from the second and third paragraphs of the narrative description of this benefit.	The Registrant will make the requested change.
48.	Benefits Available Under the Contract (Page 33)	In the column for restrictions/limitations for Systemic Withdrawal Option, please consider adding as a limitation that withdrawals have to be at least $50.	The Registrant will make the requested change.
49.	Benefits Available Under the Contract (Page 35)	In the last paragraph of the narrative description of Dollar Cost Averaging, there appears to be a verb missing between “will” and “$1,000.”	The Registrant has added “transfer” between “will” and “$1,000.”

Sonny Oh

April 22, 2021

50.	Benefits Available Under the Contract (Page 35)	In the third paragraph of the narrative description of Annual Automatic Portfolio Rebalancing, please add “each” between 25% and “among,” and remove the word “they” in the third line of the paragraph.	The Registrant will make the requested changes.
51.	Death Benefit (Page 36)	Please provide an example of how the standard death benefit operates, pursuant to Item 10 of Form N-4.	The Registrant will make the requested change.
52.	Total Control Account (Page 37)	Please add “Total Control Account” to the optional benefits table and provide an example of the operation of this benefit in the narrative description.

For the information of the Staff, the Total Control Account is an interest-bearing account where death proceeds are deposited and the beneficiary then has immediate and full access to the proceeds, with unlimited draft writing privileges. The Total Control Account is an accommodation offered by MLIC outside of the Contract and after the Contract has terminated; accordingly, it is not a benefit under the Contract. For these reasons, the Registrant declines to make the requested change.

53.	Variable Liquidity Benefit (Page 38)	Please provide an example of the operation of the Variable Liquidity Benefit.	The Registrant will make the requested change.
54.	Voting Rights (Page 63)	Please provide additional disclosure explaining how votes are allocated.	The Registrant will make the requested change.
55.	Appendix A (Page A-1)	Please make the sentence beginning “The current expenses and performance information ...” the start of a second paragraph.	The Registrant will make the requested change.
56.	Appendix A (Page A-1)	Please replace the reference to “Deferred Annuity” with a	The Registrant will make the requested change.

Sonny Oh

April 22, 2021

reference to “Contract” in the lead in to the table of Portfolio Companies.
57.	Appendix A (Page A-7)	Please ensure that you include all applicable footnotes to the table of Portfolio Companies (including footnote discussing waivers and closed Portfolio Companies).	The Registrant will make the requested change.
58.	Back Cover Page	Please replace the reference to “Deferred Annuities” in the second paragraph of the back cover page with a reference to “Contracts.” Please also add “or request information” between “ask” and “questions.”	The Registrant will make the requested change.
59.	SAI (Page SAI-1)	In the first sentence of the first paragraph under the heading, please specify “the Prospectus dated April 30, 2021 for Gold Track Select, a flexible premium variable annuity contract.” In the second sentence, please replace “Variable Annuity Contract” with “Contract.”	The Registrant will make the requested change.
60.	SAI (Page SAI-1)	Please confirm whether the omission of Item 20, Non-Principal Risks was intentional.	The Registrant confirms.
61.	SAI (Page SAI-3)	Please consider combining the “Principal Underwriter” section with the “Distribution and Principal Underwriting Agreement” section on page SAI-4.	The Registrant will make the requested change.
62.	SAI (Page SAI-4)	Please disclose whether MLIDC is an affiliate of the Company and, if so, provide the basis of such affiliation (e.g., the distributor is controlled by the Company).	The Registrant will make the requested change.

Sonny Oh

April 22, 2021

63.	SAI (Page SAI-4)	Under “Calculation of Annuity Unit Value,” please provide additional disclosure regarding the calculation of net investment factor.	The Registrant will make the requested change.
64.	Part C	Please revise Part C to track the new requirements of Form N-4, including new exhibit requirements and new item numbers (for example, “Item 27. Number of Contract Owners” is no longer required and the form of Initial Summary Prospectus should be Exhibit (0)).	The Registrant will make the requested changes.
65.	Part C	Please ensure that all exhibits are hyperlinked.	The Registrant will ensure that all exhibits are hyperlinked.
66.	Part C	If this information is included in the Registrant’s Form N-CEN, it may be omitted from this Form N-4, and replaced with the word “Omitted.”	The Registrant acknowledges that this information may be omitted, but will retain the information in the Part C.
67.	Part C	Please ensure that any reps still required by no-action letters, etc. are still included in the updated Part C.	The Registrant will so ensure.
68.	ISP (Cover Page)	In the first sentence of the first paragraph on the cover page, please replace “describes” with “summarizes key features of.”	The Registrant will make the requested change.
69.	ISP (Cover Page)	Please replace the reference to “Deferred Annuities” in the first sentence of the second paragraph.	The Registrant will make the requested change.
70.	ISP (Cover Page)	Please ensure that the front cover page does not exceed one page in length.	The Registrant will make the requested change.
71.	ISP (Page 6)	Please reconcile the disclosure that appears on page 7-8 under “Overview of the Contract” with that which appears on page	The Registrant will make the requested change.

Sonny Oh

April 22, 2021

13 of the statutory prospectus, which appear to diverge.
72.	ISP (Page 10)	Under “Buying the Contract,” please add the disclosure found on page 19 of the statutory prospectus under “Purchase Payments,” which is more complete than the current ISP disclosure.	The Registrant will make the requested change.
73.	ISP (Page 10)	Under “Making Withdrawals: Accessing the Money in Your Contract,” please include disclosure in response to Item 12(a) of Form N-4. Consider doing so by using language from the first four paragraphs under “Access to your Money” on page 31 of the statutory prospectus. Please also add additional details about systematic withdrawals.	The Registrant will make the requested change.
74.	ISP (Page 10)	Under “Making Withdrawals: Accessing the Money in Your Contract,” please delete the second paragraph under “During the Asset Accumulation (Pay-In) Phase” and delete the second paragraph under “Limitations with Taking Money Out of the Contract During the Asset Accumulation (Pay-In) Phase.	The Registrant will make the requested change.
75.	ISP (Page 11)	In the first sentence of the first paragraph under “Requesting a Withdrawal,” please delete the phrase “our by” that appears between “through” and “mailing.”	The Registrant will make the requested change.
76.	ISP (Page 11)	Please delete “Accessing Money During the annuity (pay-out) phase” and the related paragraph, and please delete	The Registrant will make the requested changes.

Sonny Oh

April 22, 2021

“Payments upon Death” and the related paragraphs.
77.	ISP (Back Cover Page)	In the second sentence of the first paragraph, please replace the phrase “It includes” with “They include.”	The Registrant will make the requested change.
78.	ISP (Back Cover Page)	Please provide a website landing page that will take the reader to the referenced information.	The Registrant will make the requested change.
79.	ISP (Back Cover Page)	Please delete the second paragraph.	The Registrant will make the requested change.

Please call the undersigned at (202) 312-3331 or John Sanders at (202) 312-3332 with comments or questions.

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner

Shareholder